

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

November 15, 2006

Mr. Peter J. Tallian
Chief Financial Officer
Distributed Energy Systems Corp.
10 Technology Drive
Wallingford, CT 06492

> **Re: Distributed Energy Systems Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 10, 2006**
> **Forms 10-Q for Fiscal Quarters Ended**
> **March 31, 2006 and June 30, 2006**
> **Filed May 10, 2006 and August 9, 2006**
> **Response letters dated September 11, 2006 and September 28, 2006**
> **File No. 0-50453**

Dear Mr. Tallian:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William Choi
Branch Chief